Exhibit 12.1

	Three Months
	Ended	Twelve Months Ended December 31,
	March 31, 2006	2005	2004	2003	2002	2001

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$180,570	$361,507	$155,635	$184,101	$240,775	$348,428

Fixed charges:
Interest expense and amortization of debt issuance costs and debt discount and premium on all indebtedness	12,479	19,786	34,389	40,291	42,622	47,752
Interest Capitalized	6,876	13,989	—	—	—	—
Rentals	298	1,668	1,632	1,346	1,229	1,269

Total fixed charges	$19,653	$35,443	$36,021	$41,637	$43,851	$49,021

Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges and amortization of capitalized interest less interest capitalized	$193,803	$384,788	$193,483	$227,565	$286,454	$399,276

Ratio of earnings to fixed charges	9.9	10.9	5.4	5.5	6.5	8.1